Exhibit 3.3

CERTIFICATE OF AMENDMENT NO. 2

TO THE SIXTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

INSPIRE MEDICAL SYSTEMS, INC.

Inspire Medical Systems, Inc. (hereinafter referred to as the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.              The name of the Corporation is Inspire Medical Systems, Inc., which is the name under which the Corporation was originally incorporated, and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 13, 2007.

2.              The Corporation is filing this Certificate of Amendment No. 2 to amend the Corporation’s Sixth Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on October 25, 2016 (as heretofore amended, the “Sixth Amended and Restated Certificate of Incorporation”), as set forth in paragraphs 3 and 4 below, which amendments have been duly adopted by the board of directors of the Corporation in accordance with Sections 141 and 242 of the DGCL, and by the stockholders of the Corporation in accordance with Sections 228 and 242 of the DGCL.

3.              Part A of Article FOURTH of the Sixth Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

That, effective on the filing of this Certificate of Amendment No. 2 to the Sixth Amended and Restated Certificate of Incorporation of the Corporation with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-6.650 reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each 6.650 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock and the Preferred Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the Board of Directors.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified; and provided further, however, that whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering for a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified. For the foregoing purposes, all shares of Common Stock held by a holder shall be aggregated (thus resulting in no more than one fractional share per holder).

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The aggregate number of shares that the Corporation shall have authority to issue is One Hundred Eighty-Six Million Eight Hundred Ninety-Four Thousand Six Hundred Twenty (186,894,620) shares of which One Hundred Ten Million (110,000,000) shall be Common Stock, par value of $0.001 per share (the “Common Stock”), and Seventy-Six Million Eight Hundred Ninety-Four Thousand Six Hundred Twenty (76,894,620) of which shall be Preferred Stock, par value of $0.001 per share (the “Preferred Stock”).  The Preferred Stock shall be divided into series from time to time.  The first series shall consist of Five Million Three Hundred Seventy Five Thousand Five Hundred Seven (5,375,507) shares and shall be designated the “Series A Preferred”.  The second series shall consist of Eight Million Seven Hundred Six Thousand Nine Hundred Nine (8,706,909) shares and shall be designated the “Series B Preferred”.  The third series shall consist of Fourteen Million Ninety-One Thousand Five Hundred Eighty-Nine (14,091,589) shares and shall be designated the “Series C Preferred”.  The fourth series shall consist of Five Million Six Hundred Eighty-Three Thousand Two Hundred Ninety-Two (5,683,292) shares and shall be designated the “Series D Preferred”.  The fifth series shall consist of Fifteen Million Three Hundred Seventy-Three Thousand Ninety-One (15,373,091) shares and shall be designated the “Series E Preferred”. The sixth series shall consist of Twenty-Seven Million Six Hundred Sixty-Four Thousand Two Hundred Thirty-Two (27,664,232) shares and shall be designated the “Series F Preferred”.

4.              Section 3(b) of Part B of Article FOURTH of the Sixth Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

(b)                                 Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Rate for such share: (i) upon the Required Preferred Vote (as defined in Section 3(h)(iv)(I) below) in writing; or (ii) immediately prior to the consummation of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) (a “Qualified IPO”) (each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event”).

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment No. 2 to the Sixth Amended and Restated Certificate of Incorporation in the name and on behalf of the Corporation this 20th day of April, 2018.

INSPIRE MEDICAL SYSTEMS, INC.

/s/ Timothy P. Herbert
Timothy P. Herbert, Chief Executive Officer and President